CUSIP NO. 268158-10-2	Page 1 of 17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

DYNAVAX TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

268158-10-2
(CUSIP Number)

Mark Kessel
Symphony Capital Partners, L.P.
875 Third Avenue
3rd Floor
New York, NY 10022
(212) 632-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), Rule 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 268158-10-2	Page 2 of 17

1	NAME OF REPORTING PERSON: Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,547,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: PN

CUSIP NO. 268158-10-2	Page 3 of 17

1	NAME OF REPORTING PERSON: Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,547,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: PN

CUSIP NO. 268158-10-2	Page 4 of 17

1	NAME OF REPORTING PERSON: Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,547,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 268158-10-2	Page 5 of 17

1	NAME OF REPORTING PERSON: Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,000
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 20,000
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,567,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: IN

CUSIP NO. 268158-10-2	Page 6 of 17

1	NAME OF REPORTING PERSON: Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,547,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: IN

CUSIP NO. 268158-10-2	Page 7 of 17

1	NAME OF REPORTING PERSON: Symphony Strategic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,547,148
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,547,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,547,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 268158-10-2	Page 8 of 17

Item 1.	Security and Issuer.

This Amendment No.1 (“Amendment No.1 ) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on January 11, 2010 (the “Initial Statement” and together with this Amendment No.1, the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2929 Seventh Street, Suite 100, Berkeley, CA 94710-2753. Capitalized  terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

On April 16, 2010, as a result of the offering by the Issuer of 30,293,000 units to certain institutional accredited investors, other than the Reporting Persons (the “Offering”), and in accordance with the post-closing adjustment terms of the APOA: (i) Symphony Capital received 655,023 shares of the Issuer’s Common Stock and one warrant representing the right to purchase 4,282,895 shares of Common Stock and (ii) Symphony Strategic Partners received 35,608 shares of Common Stock and one warrant representing the right to purchase 232,822 shares of Common Stock.  Pursuant to the terms of the APOA, the warrant directly owned by Symphony Capital representing the right to purchase 1,217,040 shares of Common Stock and the warrant directly owned by Strategic Partners LLC representing the right to purchase 66,160 shares of Common Stock were cancelled in connection with the adjustment described above.  Each warrant will expire on April 16, 2015, if not earlier exercised.

This description of the warrants are qualified in their entirety by reference to the form of warrant, included as Exhibit 2 and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

CUSIP NO. 268158-10-2	Page 9 of 17

The disclosure included in Item 3 above is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each of the Reporting Persons may be deemed to own the following shares of Common Stock:

(i)            Symphony Capital

  Number of Shares of Common Stock:  13,547,148

  Percentage Outstanding Common Stock:  14.9%

(ii)           Symphony GP

  Number of Shares of Common Stock:  13,547,148

                                          Percentage Outstanding Common Stock:  14.9%

(iii)           Symphony GP LLC

  Number of Shares of Common Stock:  13,547,148

  Percentage Outstanding Common Stock:  14.9%

(iv)           Mark Kessel

  Number of Shares of Common Stock:  13,567,148

  Percentage Outstanding Common Stock:  14.9%

(v)           Harri V. Taranto

  Number of Shares of Common Stock:  13,547,148

  Percentage Outstanding Common Stock:  14.9%

(vi)          Symphony Strategic Partners

  Number of Shares of Common Stock:  13,547,148

CUSIP NO. 268158-10-2	Page 10 of 17

  Percentage Outstanding Common Stock:  14.9%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 86,504,591 shares outstanding as of April 12, 2010 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on April 13, 2010, which includes shares of Common Stock issued pursuant to the Offering.  The percentage above also includes the 4,515,717 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the warrants.

 (b)           By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)            Symphony Capital Partners

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  13,547,148 shares

  Sole power to dispose or to direct the disposition:  0

  Shared power to dispose or to direct the disposition:  13,547,148 shares

(ii)           Symphony GP

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  13,547,148 shares

  Sole power to dispose or to direct the disposition:  0

  Shared power to dispose or to direct the disposition:  13,547,148 shares

(iii)           Symphony GP LLC

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  13,547,148 shares

  Sole power to dispose or to direct the disposition:  0

  Shared power to dispose or to direct the disposition:  13,547,148 shares

CUSIP NO. 268158-10-2	Page 11 of 17

(iv)          Mark Kessel

  Sole power to vote or direct the vote:  20,000

  Shared power to vote or direct the vote:  13,567,148 shares

  Sole power to dispose or to direct the disposition:  20,000

  Shared power to dispose or to direct the disposition:  13,567,148 shares

(v)           Harri V. Taranto

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  13,547,148 shares

  Sole power to dispose or to direct the disposition:  0

  Shared power to dispose or to direct the disposition:  13,547,148 shares

(vi)          Symphony Strategic Partners

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  13,547,148 shares

  Sole power to dispose or to direct the disposition:  0

  Shared power to dispose or to direct the disposition:  13,547,148 shares

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 86,504,591 shares outstanding as of April 12, 2010 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on April 13, 2010, which includes shares of Common Stock issued pursuant to the Offering.  The voting and disposition power above also includes the 4,515,717 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the warrants.

(c)            During the last 60 days, the Reporting Persons have received 690,631 shares of Common Stock of the Issuer and warrants to purchase up to 4,515,717 shares of Common Stock of the Issuer at an exercise price of $1.50 per share.  Additionally, warrants representing the right to purchase up to 1,283,200 shares of Common Stock of the Issuer were cancelled.  Except for such dispositions, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any  transactions in shares of Common Stock during the past 60 days.

CUSIP NO. 268158-10-2	Page 12 of 17

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The disclosure included in Item 3 above is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of April 20, 2010.

2	Form of Warrant (incorporated by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 13, 2010).

CUSIP NO. 268158-10-2	Page 13 of 17

SIGNATURE
After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2010

SYMPHONY CAPITAL PARTNERS, L.P.

By:	Symphony Capital GP, L.P.
its general partner

By:	Symphony GP, LLC
its general partner

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

SYMPHONY CAPITAL GP, L.P.

By:	Symphony GP, LLC
its general partner

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

SYMPHONY GP, LLC

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

MARK KESSEL

By:	/s/ Mark Kessel
Mark Kessel

HARRI V. TARANTO

By:	/s/ Harri V. Taranto
Harri V. Taranto

CUSIP NO. 268158-10-2	Page 14 of 17

SYMPHONY STRATEGIC PARTNERS, LLC

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

CUSIP NO. 268158-10-2	Page 15 of 17

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated as of April 20, 2010.

2	Form of Warrant (incorporated by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 13, 2010).

CUSIP NO. 268158-10-2	Page 16 of 17

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the Common Stock, par value $0.001 per share, of the Issuer, a Delaware corporation.

Dated: April 20, 2010

SYMPHONY CAPITAL PARTNERS, L.P.

By:	Symphony Capital GP, L.P.
its general partner

By:	Symphony GP, LLC
its general partner

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

SYMPHONY CAPITAL GP, L.P.

By:	Symphony GP, LLC
its general partner

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

SYMPHONY GP, LLC

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member

MARK KESSEL

By:	/s/ Mark Kessel
Mark Kessel

CUSIP NO. 268158-10-2	Page 17 of 17

HARRI V. TARANTO

By:	/s/ Harri V. Taranto
Harri V. Taranto

SYMPHONY STRATEGIC PARTNERS, LLC

By:	/s/ Mark Kessel
Name: Mark Kessel
Title: Managing Member